16003428

SEC Mail Processing Section
FEB 24 2016
Washington DC
409

OMB APPROVAL	
OMB Number:	3235-0123
Expires: March 31, 2016	
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RMS

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FITZGIBBON TOIGO & CO., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

412 PARK STREET
(No. and Street)

UPPER MONTCLAIR	NJ	07043
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEN GEORGE — (603) 380-5435
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name -- *if individual, state last, first, middle name*)

185 CROSSWAYS PARK DRIVE	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRIAN FITZGIBBON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FITZGIBBON TOIGO & CO., LLC, as of December 31 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Brian X Fitzgibbon
Signature

CEO, President
Title

Anthony Stevenson 01/14/2016
Notary Public

ANTHONY D STEVENSON
Notary Public
State of New Jersey
My Commission Expires Sep 6, 2017

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fitzgibbon Toigo & Co., LLC

Financial Statements

December 31, 2015

Fitzgibbon Toigo & Co., LLC
Table of Contents
December 31, 2015

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Fitzgibbon Toigo & Co., LLC

We have audited the accompanying financial statements of Fitzgibbon Toigo & Co., LLC (a limited liability company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in members' equity and cash flows for the year then ended. Fitzgibbons Toigo & Co., LLC is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fitzgibbon Toigo & Co., LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

The Computation of Net Capital on page 10 has been subjected to audit procedures performed in conjunction with the audit of Fitzgibbon Toigo & Co., LLC's financial statements. The supplemental information is the responsibility of Fitzgibbon Toigo & Co., LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Woodbury, Mole, Krantz & Goldfarb, LLP

Woodbury, New York
February 11, 2016

FITZGIBBON TOIGO & CO., LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash and cash equivalents	$	130,003
Computer equipment, net of accumulated depreciation of $12,969		2,050
Total assets	$	132,053

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	3,500
Unearned revenue		23,333
Total liabilities	$	26,833
Commitments & contingencies - none		
Members' Equity	$	105,220
Total liabilities and members' equity	$	132,053

The accompanying notes are an integral part of the financial statements.

FITZGIBBON TOIGO & CO., LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2015

REVENUES		
Marketing fee & other income	$	838,912
EXPENSES		
Marketing expense	$	523,105
Compensation, benefits & related expenses		61,012
Depreciation		540
Memberships		11,678
Professional fees		18,133
General, administrative & other		36,540
Total expenses	$	651,008
Net income	$	187,904

The accompanying notes are an integral part of the financial statements.

FITZGIBBON TOIGO & CO., LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2015

Balance at January 1, 2015	$	149,879
Member withdrawals		(232,563)
Net income		187,904
Balance at December 31, 2015	$	105,220

The accompanying notes are an integral part of the financial statements.

FITZGIBBON TOIGO & CO., LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 187,904
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	540
Cash flow from changes in assets and liabilities:	
Increase in accounts payable and accrued expenses	23,333
Total adjustments	23,873
Net cash provided by operating activities	$ 211,777
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	$ (145)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member withdrawals	$ (232,563)
Net change in cash	$ (20,931)
Cash and cash equivalents at beginning of year	150,934
Cash and cash equivalents at end of year	$ 130,003
Interest paid	$ -
Income taxes paid	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Fitzgibbon Toigo & Co., LLC ("the Company"), a wholly-owned subsidiary of Fitzgibbon Toigo & Associates, LLC, ("FTA") became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") on January 10, 2003.

Revenue Recognition

Transactions for fees, income and expense are recorded on a trade-date basis. Consulting fees are recorded as earned by performance of services. The Company receives a share of annual management fees based on assets under management which are accrued on a monthly basis. The Company also receives a share of incentive fees based on attaining certain performance benchmarks on client accounts. Incentives fees are determined annually after the close of the underlying fund's fiscal year which differs from that of the Company. Because of the inherent uncertainty in the fund's performance for its fiscal year end, the Company's share of incentive fees is not recognized until the fund's financial benchmarks are met.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 11, 2016, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

Computer Equipment

Computer equipment is stated at cost and depreciated on the straight line method over its estimated useful life of three years. Depreciation expense amounted to $540 for the year ended December 31, 2015.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Taxes

As a single member limited liability company, the Company's assets, liabilities, income and expenses are treated as if FTA directly owned these amounts for federal and state income tax purposes and, accordingly, the Company will generally not be subject to income taxes. Rather, taxable items of income and deductible expenses are reflected on the tax return of FTA, its only member, which is treated as a partnership for income tax purposes. Accordingly, the Company's results of operations are presented without a provision for income taxes.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $103,170 which was $98,170 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .26 to 1.

NOTE 3 – REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 4 – CREDIT & OFF BALANCE SHEET RISK

Accounts receivable and substantially all the Company's revenue are due from a single client. The Company does not have uninsured bank balances that exceed FDIC insured limits and does not hold any financial instruments with off-balance-sheet risk.

NOTE 5 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i).

Supplementary Information

FITZGIBBON TOIGO & CO., LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2015

NET CAPITAL		
Total members' equity	$	105,220
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital	$	105,220
Additions: none		
Deductions:		
Non-allowable assets	$	2,050
Total deductions	$	2,050
Net capital before haircuts on securities positions	$	103,170
Haircuts on securities		-
Net capital	$	103,170
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accrued expenses and other payables	$	3,500
Unearned revenue		23,333
Total aggregate indebtedness	$	26,833
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$	1,789
Minimum dollar net capital requirement for reporting broker or dealer (B)	$	5,000
Net capital requirement (greater of (A) or (B))	$	5,000
Excess net capital	$	98,170
Net capital less 120% of minimum required	$	97,170
Ratio: Aggregate indebtedness to net capital (percentage)		.26 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II A of Form X-17A-5 as of December 31, 2013)		
Net capital as reported in Company's Part II A (unaudited) FOCUS report	$	103,169
Rounding		1
Net capital per above	$	103,170

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) Fitzibbon Toigo & Co., LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Fitzibbon Toigo & Co., LLC claimed an exemption from 17 C.F.R. § 240.15c3-3 [(k)(2)(i)] (the "exemption provisions") and (2) Partner Capital Group, LLC stated that Partner Capital Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Fitzibbon Toigo & Co., LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fitzibbon Toigo & Co., LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 11, 2016

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

Fitzgibbon Toigo & Co., LLC
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2015

Fitzgibbon Toigo & Co., LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Fitzgibbon Toigo & Co., LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Brian Fitzgibbon, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Brian Fitzgibbon/CEO/President

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of Fitzgibbon Toigo & Co., LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Fitzgibbon Toigo & Co., LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Fitzgibbon Toigo & Co., LLC's compliance with the applicable instructions of Form SIPC-7. Fitzgibbon Toigo & Co., LLC's management is responsible for Fitzgibbon Toigo & Co., LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Woodbury, New York
February 11, 2016

Weisberg, Molé, Krantz & Goldfarb, LLP

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com